SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME [National Taxpayer’s Registry of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

BULLETIN FOR DISTANCE VOTE | AGE 4/28/2023

Shareholder’s name or denomination
Shareholder’s National Taxpayer’s Registry (CNPJ) or Individual Taxpayers Register (CPF)
Shareholder’s email

Completion guidelines

This bulletin must be filled in only if the shareholder elects to exercise his/her distance vote right, pursuant to CVM Resolution No. 81/22 (“CVM Res. 81/22”).

It is essential that the boxes above be completed with (i) the full name – or company name, as the case may be – of the shareholder; (ii) his/her CPF number – in case of an individual – or CNPJ number – in case of an entity; and (iii) his/her email.

Moreover, for this bulletin to be considered valid and the votes cast herein be computed in the quorum of the Extraordinary Shareholders’ Meetings:

•        all the boxes below must be duly filled in,

•        all pages must be initialed, and

•        at the end, the shareholder – or his/her legal representative(s), as the case may be and pursuant to the legislation in force – must sign the bulletin and may use a signature via digital certificate.

Delivery guidelines, indicating the ability to send the bulletin directly to the Company or send instructions to the registrar or custodian

The shareholder who chooses to exercise his distance voting rights may (i) transmit the filling instructions to service providers able to collect and transmit such instructions (registrar or custodian), as per the guidance below; or (ii) complete and send this bulletin directly to the Company.

Voting by means of service providers - distance voting system

Shareholders may transmit the instructions for completing this bulletin to the service providers which are able to provide services to collect and transmit instructions for completion of bulletin for distance vote, namely:

(i)     shareholder’s custodian, if the shares are deposited in a central depositary; or

(ii)   to Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary.

The shareholder that elects to exercise his/her distance vote right through the service providers (pursuant to article 27, item II, of CVM Res. 81/22) must contact his/her custody agents and/or Banco Bradesco S.A. and verify the procedures adopted by them for the issuance of distance vote instructions, as well as the documents and information required by them. The deadline for transmitting the instructions to the service providers is 7 days before the date of the Ordinary Shareholders’ Meeting, that is, April 21, 2023, included.

Postal and electronic address for sending the distance vote bulletin, in case the shareholder wishes to deliver the document directly to the Company

Shareholders may send this bulletin dully filled in and together with the documents listed below (a) to Rua Dr. Renato Paes de Barros, 1.017, 4º andar, Itaim Bibi, CEP 04530-001, São Paulo/SP, to the attention of the Investor Relations Department; or, alternatively, (b) to the email of the Company’s Investor Relations Department (ri@ambev.com.br):

(i)     statement indicating the capital ownership in the Company; and

(ii)   copy of the following documents:

•       to individuals: identity card with shareholder’s photo,

•       to entities: (a) last restated bylaws or articles of association, as the case may be, (b) other documents proving the powers of shareholder’s legal representative(s), pursuant to its bylaws, including, without limitation, minutes of election of directors, officers, powers-of-attorney etc., and (c) identity card with legal representative(s) photo,

•       to investment funds: (a) last consolidated fund regulation, (b) bylaws or articles of association of its administrator or manager, as the case may be, with due regard for the fund voting policy, (c) other documents proving the powers of the legal representative(s) of the administrator or manager of the fund, as the case may be, and (d) identity card with legal representative(s) photo.

The following identity cards with photo shall be accepted: RG (Identity Card), RNE (Foreigner National Registration Card), CNH (Driver’s License), passport or officially certified professional class card.

Exceptionally, the Company waives the formalities of signature certification and notarization, consularization and sworn translation, accepting a free translation of the documents for the purposes of verifying bulletins for distance vote sent directly to the Company.

The bulletin, together with the respective documentation, shall be considered only if received by the Company in accordance with the provisions above, up to 7 days before the date of the Extraordinary Shareholders’ Meeting, that is, April 21, 2023, included. Pursuant to article 46 of CVM Res. 81/22, the Company shall notify the shareholder if the documents received are sufficient for the vote to be considered valid, or the procedures and deadlines for possible rectification or resubmission.

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone number and contact person

Banco Bradesco S.A.

Address: Cidade de Deus, s/n - Vila Yara, Osasco, São Paulo, Brazil, CEP 06029-900

Attention to: Departamento de Ações e Custódia, Prédio Amarelo, Térreo

Telephone: (0800) 7011616

Email: dac.escrituracao@bradesco.com.br and dac.acecustodia@bradesco.com.br

Contact persons: Sabrina Cerigato Curis and Carlos Augusto Dias Pereira

Description of resolution - Extraordinary Shareholders’ Meeting

1.           Simple resolution – Approve the amendment to the Bylaws to include item “r” of article 3, with the purpose of detailing in the corporate purpose the activities related to the main activities developed by the Company, as detailed in Exhibit B.I of the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

2.           Simple resolution – Approve the amendment to the Bylaws to amend the main provision of article 5, to reflect the capital increases approved by the Board of Directors, within the authorized capital limit, until the date of the AGOE, as detailed in Exhibit B.I of the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

3.           Simple resolution – Approve the amendment to the Bylaws to amend §5 of article 15, to adapt it to the provisions of CVM Resolution No. 80, of March 29, 2022, as detailed in Exhibit B.I of the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

4.           Simple resolution – Approve the amendment to the Bylaws to amend the wording of item “c” of article 21, to detail the matters for resolution within the competence of the Board of Directors, as detailed in Exhibit B.I of the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

5.           Simple resolution – In view of the proposed amendments to the Bylaws described above, approve the restatement of the Company’s Bylaws, as detailed in Exhibit B.I of the Management Proposal.

  [ ] Approve [ ] Reject [ ] Abstain

City: _____________________________________________________________________

Date: _____________________________________________________________________

Signature: _________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer